June Howard
Senior Vice President
Chief Accounting Officer
Financial Services

July 8, 2014

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:    Aflac Incorporated
Form 10-K for the Year Ended December 31, 2013
Filed February 27, 2014
File Number: 001-07434

Dear Mr. Rosenberg:

We appreciate the efforts of the Securities and Exchange Commission to improve the financial reporting process and compliance. We make every effort to be transparent in our financial reporting in order to allow investors to understand Aflac Incorporated and its subsidiaries (the Company) and the matters which affect our financial position and results of operations.

Below we have listed your comments for ease of reference and our responses. The responses are presented in disclosure format as requested.

Comment:

Management’s Discussion and Analysis of Financial Condition and Results of Operations (MD&A),
Notes Payable, page 71

1.
You disclose the ratio of adjusted debt to total capitalization. You define adjusted debt as the sum of gross notes payable, less 50% of your subordinated debentures and the portion of your senior notes designated as pre-funding of your 2014 maturities. For total capitalization, you define it as the sum of adjusted debt plus shareholders’ equity, excluding the unrealized gains and losses on investment securities and derivatives. Tell us why this ratio is not a non-GAAP measure and why you do not provide all the disclosures required under Item 10(e)(1)(i) of Regulation S-K.

Response:

In response to your comment, we propose to make the following changes to our MD&A Notes Payable disclosure beginning with the Form 10-Q for the quarter ending June 30, 2014 and for all prospective filings.

Notes payable totaled $4.9 billion at December 31, 2013, compared with $4.4 billion at December 31, 2012. [Omit the debt to total capitalization disclosure.] See Note 9 of the accompanying Notes to the Consolidated Financial Statements for additional information on our notes payable.
The Company proposes to remove the debt to total capitalization ratio from the MD&A disclosure and disclose it in the Financial Analyst Briefing materials uploaded each quarter to the Aflac.com website and not filed with or furnished to the SEC.

While the adjusted debt to capitalization ratio can be identified as a non-GAAP measure, the Company did not deem it necessary to include the disclosures required under Item 10(e)(1)(i) of Regulation S-K because the non-adjusted debt to capitalization ratio is not a required SEC disclosure. We see this disclosure as different in nature to the operating income, which we clearly define and numerically reconcile to net income as required. Since this ratio is not a required disclosure, but rather additional information voluntarily supplied by the Company, we thought it adequate to fully define the calculation and how it was derived in the Form 10-K.

When calculating the Company’s debt to capital ratio, certain rating agencies provide a percentage of equity credit based on the structure of the $500 million of subordinated debt that the Company issued in September 2012. Equity credit means that the rating agencies exclude a portion of the subordinated debt when calculating the Company’s leverage ratio. S&P provides 100% equity credit and Moody’s provides 25% equity credit. In terms of internal reporting, the Company monitors its S&P and Moody’s ratio along with an internal ratio. Given that S&P and Moody’s apply different percentages of equity credit, the Company blended the two together and assumed a 50% equity credit for internal reporting. Without taking this adjustment into consideration, the ratio of debt to total capitalization (debt plus shareholders’ equity, excluding the unrealized gains and losses on investment securities and derivatives) was 26.5% and 24.5% as of December 31, 2013 and 2012, respectively. However, when calculating this ratio utilizing adjusted debt (the sum of gross notes payable, less 50% of our subordinated debentures and the portion of our senior notes designated as pre-funding of our maturities), the ratio of adjusted debt to total capitalization was 24.3% and 23.4% as of December 31, 2013 and 2012, respectively.
Management believed the information that was provided in the Form 10-K related to the debt to capital ratio was presented in a consistent format with how the rating agencies view this information. Due to the credit agencies applying different percentages of equity credit, the Company concluded that calculating the debt to capital ratio using a blended 50% equity credit was the best and most meaningful way to present this information to the public.

Comment:

Financial Statements and Supplementary Data
Consolidated Statements of Cash Flows, page 86

2.
Please tell us to what contracts the line item “Changes in investment-type contracts, net” as presented within cash flow from financing activities refers, the amount of these contracts at December 31, 2013, and where they are classified in your balance. Further, provide us your analysis under ASC 230-10-45 supporting this net presentation.

Response:

The investment-type contracts are fixed annuity contracts that were issued by the Aflac Japan business segment. As of December 31, 2013, these annuity deposit fund liabilities of $5.5 billion were included in the line item “Other policyholders’ funds” on the Company’s consolidated balance sheet, which was approximately 6% of total policy liabilities. For the year ended December 31, 2013, total earnings attributable to the annuity product line is estimated to be approximately 1% of net earnings.

While the guidance under ASC 230-10-45-8 does suggest that in certain circumstances the gross presentation in the cash flow statement is appropriate, the Company has determined that for Aflac the gross cash receipts and payments related to the fixed annuity product is not necessary to understand the Company’s operating, investing, and financing activities. The reasons for this conclusion are that the fixed annuity product is not a significant line of business for the Company and the outflows associated with this business are not material.

For detailed consideration, the Company's fixed annuity business is small in relation to our total Aflac Japan business and is not a significant driver of revenues or net income. In addition, the balances in the "Change in investment-type contracts, net" line item within cash flow from financing activities were primarily derived from cash inflows, with only small and relatively consistent outflow activity. Cash inflows totaled $1.9 billion, $1.6 billion and $835 million for the years ended December 31, 2013, 2012 and 2011, respectively, while the related cash outflows that were netted against these balances were only $122 million, $112 million and $102 million for the years ended December 31, 2013, 2012 and 2011, respectively. The Company believes that readers of our financial statements would derive no added value from the additional gross up presentation within cash flow from financing activities associated with the Company’s fixed annuity business.

Due to the rationale above, the Company proposes to retain its presentation of the "Change in investment-type contracts, net" line item within cash flow from financing activities. The Company will continue to monitor the activity and volume of fixed annuity business and evaluate the need to provide the gross inflow and outflow information if this product becomes a more material part of the Company’s overall business in the future.

In responding to your comments, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in its filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your time and consideration. I look forward to discussing these items with you and your colleagues as needed. My contact information is (706) 660-7238 or jhoward@aflac.com.

Sincerely,

/s/ June Howard

June Howard

cc:    Andrew Mew, Senior Assistant Chief Accountant
James Peklenk, Staff Accountant

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